Via EDGAR

August 30, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 0308

RE:	Allegheny Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed on May 18, 2005
File No. 333-123697

Dear Mr. Owings:

This letter is written in response to the comments contained in your letter to Jeffrey D. Serkes dated June 2, 2005 regarding the above-referenced filings. A detailed response to each of the individual comments in your letter follows.

Amendment No. 1 to Registration Statement on Form S-3

Selling Security Holders, page 17

1.	We note the last sentence of your first paragraph in this section. However, in your selling security holders table, it is unclear whether you provide columns for the amounts and percentages of each class of securities your security holders will own after the offering’s completion. See Item 507 of Regulation S-K. Please clarify the amounts and percentages of securities your security holders will own after the completion of the offering, or confirm that your table discloses this information already.

We have amended the Selling Securityholders table in response to this comment.

H. Christopher Owings

United States Securities and Exchange Commission

August 30, 2005

2.	The third paragraph of this section states that selling security holders may be added by prospectus supplement. Please be aware that selling security holders must be named before they can sell pursuant to the registration statement. You may substitute new names by means of a Rule 424 prospectus if the change is not material, the number of securities or dollar amount registered does not change, and the new owners’ securities can be traced to those covered by the original registration statement.

If it becomes necessary to substitute new selling securityholders for any of those currently listed on the table, we will do so by means of a Rule 424 prospectus.

3.	Please revise to identify the beneficial owners that have voting or investment control over the shares being offered by the selling security holders. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997) and Interpretation 4S under Regulation S-K in the March 1999 Interim Supplement of Division to Corporation Finance’s Manual of Publicly Available Telephone Interpretations (March 1999).

We have revised the Selling Securityholders Table in response to this comment.

4.	Please tell us whether any of your selling security holders are broker-dealers or affiliated with broker-dealers. If any of your selling security holders are broker-dealers, please disclose that they are “underwriters” within the meaning of the Securities Act of 1933. Also, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state which, if any, of your selling security holders are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

We have revised the Selling Securityholders Table in response to this comment.

5.	Also, if any of your selling security holders are affiliates of broker-dealers, please disclose, if true, that:

•	The seller purchased the shares in the ordinary course of business, and
•	At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

H. Christopher Owings

United States Securities and Exchange Commission

August 30, 2005

If these statements are not true for any of your selling security holders, then the prospectus must state that the selling security holder is an underwriter.

We have revised the Selling Securityholders Table in response to this comment.

If you have any questions regarding our response to staff comments, or need any additional information, you may contact Amanda J. Skov, Senior Attorney, at (724) 838-6166.

Sincerely,

/s/    Amanda J. Skov

Amanda J. Skov

Senior Attorney